Mission NewEnergy Limited
One Mission : One Energy : NewEnergy

Tempo Offices, Unit B2,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 6313 3975
Fax: + 618 6270 6339
Email: invest@missionnewenergy.com

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19 October 2012

Operational Update

Mission NewEnergy Limited (ASX:MBT) today announces that it has essentially completed the restructure of operations in India. The operations have been significantly downsized and the company is now focused on divesting the remaining Indian assets. Negotiations are currently underway with several parties who have expressed interest to acquire these assets.

The Company's refining operations in Malaysia are under care and maintenance and the dispute with the contractor of the 2nd refinery, KNM Process Systems Sdn Bhd is under arbitration.

On the Company's Indonesian Joint Venture, the company is in discussions with the Joint Venture partner and expects that this will result in the sale of its equity interests to the Joint Venture partner as provided for in the Joint Venture Agreement.

The company continues to re-evaluate its options for its refinery assets and new strategic directions as opportunities present themselves.

- Announcement Ends -

About Mission NewEnergy

To learn more, visit www.missionnewenergy.com.

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:

Company Contact:
James Garton
Phone: + 61 8 6313 3975
james@missionnewenergy.com